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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              WESTOWER CORPORATION

                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE

                          (Title of Class of Securities)

                                  96121E 10 1

                                 (CUSIP Number)

                                TOM T. CUNNINGHAM
                                  1818 KERSTEN
                              HOUSTON, TEXAS 77043
                                 (713) 467-1362

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 AUGUST 31, 1998

            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 96121E 10 1                 13D
---------------------------                        ----------------------------


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  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Tom T. Cunningham
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  / /
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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS
     OO  Exchange of common stock of Standby Services, Inc.
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  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    / /
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  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     TEXAS
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NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED                543,590
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                   8  SHARED VOTING POWER
                                   -0-
                             --------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                   -0-
                             --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                   -0-
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     543,590
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.13 percent
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 14  TYPE OF REPORTING PERSON
     IN
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ITEM 2.   IDENTITY AND BACKGROUND.

     Tom T. Cunningham is the sole shareholder and the President and a director of Standby Services, Inc., a Texas corporation, who has his principal office and place of business at 1818 Kersten, Houston, Texas 77043. During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consideration for the common stock of the Issuer acquired by the reporting person was an exchange of all of his shares of the common stock in Standby Services, Inc., a Texas corporation.

ITEM 4.   PURPOSE OF TRANSACTION.

     On August 31, 1998, the Issuer executed a Share Exchange Agreement By and Between Westower Corporation and Tom T. Cunningham, Sole Shareholder of Standby Services, Inc., a Texas corporation (the "Agreement") with the reporting person, the sole shareholder of Standby Services, Inc., a Texas corporation ("Standby Services"), whereby the Issuer, in a tax-free exchange, agreed to acquire all of the outstanding shares of the capital stock of Standby Services in exchange for shares of the Issuer's common stock. The Agreement closed on August 31, 1998. Pursuant to the terms of the Agreement, the capitalization of the Issuer on August 31, 1998 consisted of 10,000,000 shares of common stock, having a par value of $0.01 per share, with 6,139,912 shares outstanding. The Agreement called for the Issuer to issue 543,590 shares of the common stock of the Issuer to the reporting person in exchange for all of his common stock in Standby Services so that after the closing, the reporting person owns 8.13 percent of the issued and outstanding shares of the common stock of the Issuer. As a result of such exchange, Standby Services has become a wholly-owned subsidiary of the Issuer. Moreover, as a result of the Agreement, the name of the reporting person will be placed in nomination as a director of the Issuer at the next annual meeting of the shareholders of the Issuer.

     In addition to the Agreement, the reporting person and the Issuer executed that certain Registration Rights Agreement dated August 31, 1998, between Westower Corporation and Tom T. Cunningham, whereby the reporting person has two demand registration rights and "piggyback" registration rights with respect to the shares of the common stock of the Issuer acquired by him pursuant to the Agreement. Finally, the reporting person and Standby Services, Inc. executed that certain Employment Agreement dated August 31, 1998, between Standby Services, Inc. and Tom T. Cunningham whereby the reporting person was engaged for a term of three years as the President and Chief Executive Officer of Standby Services, Inc. In addition to his cash compensation, the reporting person received an option to purchase 12,800 shares of the common stock of the Issuer. The shares subject to such option vest 33 percent after the first year of employment, 33 percent after the second year of employment, and 34 percent after the third year of employment. All shares subject to the option are exercisable within 10 years. The exercise price for shares purchased under the option shall


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be determined by the Plan Administrator of the Issuer's 1998 Stock Incentive
Compensation Plan, but shall not be less than 100 percent of the fair market value of the common stock on the grant date.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The reporting person owns 543,590 shares of the common stock of the Issuer. The reporting person has the sole voting power with respect to such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are incorporated herein by reference:

     1. Share Exchange Agreement dated August 31, 1998, between Westower Corporation and Tom T. Cunningham, sole shareholder of Standby Services, Inc., a Texas corporation, filed as Exhibit 2.1 to Form 8-K for the Issuer dated September 14, 1998. (File No. 333-32963). The schedules to this document were not filed, but will be furnished to the Securities and Exchange Commission upon request.

     2. Registration Rights Agreement dated August 31, 1998, between Westower Corporation and Tom T. Cunningham, filed as Exhibit 2.2 to Form 8-K for the Issuer dated September 14, 1998. (File No. 333-32963).

     3. Employment Agreement dated August 31, 1998, between Standby Services, Inc. and Tom T. Cunningham, filed as Exhibit 2.3 to Form 8-K for the Issuer dated September 14, 1998. (File No. 333-32963).

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ Tom T. Cunningham
                                       -------------------------------------
                                           TOM T. CUNNINGHAM

Dated: September 30, 1998.




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